Free writing prospectus dated December 1, 2025

Filed pursuant to Rule 433 of the Securities Act of 1933, as amended

Relating to Preliminary Prospectus dated November 10, 2025

Registration Statement File No. 333-290440

CSC COLLECTIVE HOLDINGS LIMITED (Proposed symbol: Nasdaq: CSC)

This presentation pertains to the proposed initial public offering of Class A ordinary shares (“Ordinary Shares”) of CSC Collective Holdings Limited (the “Company” or “CSC Collective”), an exempted company incorporated in Cayman Islands, which are being registered in the registration statement (“Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (SEC) for the offering related to this presentation. The preliminary prospectus, which forms a part of the Registration Statement, may be accessed through the following link: https:/ /www.sec.gov/Archives/edgar/data/2068711/000121390025108183/ea0263551 - f1a1_csccollect.htm. The Registration Statement has not yet become effective. Before you invest, it is advisable to read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more comprehensive information about us and the offering. You can access these documents for free by visiting EDGAR on the SEC website at https ://www.sec.gov/Archives/edgar/data/2068711/000121390025108183/ea0263551 - f1a1_csccollect.htm. Alternatively, we or the representative of the underwriters will arrange to send you the prospectus if you contact Craft Capital Management LLC, via email at info@craftcm.com, or contact CSC Collective Holdings Limited via email at ir@csccollective.com. This presentation does not constitute an offer or invitation for the sale or purchase of securities or to engage in any other transaction with the Company or its affiliates. The information in this presentation is not targeted at the residents of any particular country or jurisdiction and is not intended for distribution to, or use by, any person in any jurisdiction or country where such distribution or use would be contrary to local law or regulation. This presentation may not be photocopied, reproduced, or distributed to others at any time without the prior written consent of the Company. Upon request, the recipient will promptly return all materials received from the Company (including this presentation). This presentation contains estimates and other statistical data made by independent parties and by the Company relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. We undertake no duty to update such estimates. This presentation contains forward - looking statements. All statements in this presentation, other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward - looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward - looking statements. In addition, from time to time, we or our representatives may make forward - looking statements orally or in writing. We have based these forward - looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short - term and long - term business operations and objectives, and financial needs. These forward - looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the “Risk Factors” section of the Company’s preliminary prospectus filed on Form F - 1. Furthermore, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward - looking statements. In evaluating these forward - looking statements, you should consider various factors, including our ability to change the direction of the Company, our ability to keep pace with new technology and changing market needs, and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward - looking statement. Forward - looking statements are only predictions. Thus, you should not rely upon forward - looking statements as predictions of future events. The events and circumstances reflected in the forward - looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward - looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations. Disclaimer and Forward - Looking Statements 2 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Offering Summary CSC Collective Holdings Limited Issuer Initial Public Offering Offering type The Nasdaq Stock Market LLC (Stock Symbol: CSC) Proposed Listing / Ticker 1,500,000 Class A Ordinary Shares; and Over - allotment option: 15% Number of Shares being offered by Issuer US$4.00 to US$5.00 per Class A Ordinary Share Proposed Offering Price 14,125,000 Ordinary Shares, including: 13,125,000 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares Number of Shares outstanding pre - offering 15,625,000 Ordinary Shares, consisting of 14,625,000 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares, assuming no exercise of the Over - allotment option 15,850,000 Ordinary Shares, consisting of 14,850,000 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares, assuming full exercise of the Over - allotment option Number of Shares outstanding post - offering Class A Ordinary Shares: 1 vote per share Class B Ordinary Shares: 50 votes per share Voting Power Craft Capital Management LLC Revere Securities LLC Underwriters 3 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

CSC Collective Holdings Limited (the “Company” or “CSC Collective” or “we” or “our”) was founded in 2022 and we are a food service company operating high - end luxury brands of restaurants in Hong Kong. We design all our restaurants to create a premium dining experience and exclusive entertaining experience within a destination location. Currently, we operate two restaurants in Hong Kong under four distinctive brands, each delivering a unique Japanese - inspired fine dining experience and steadily building strong reputations across social media platforms for quality, service, and atmosphere. We believe that this design and operating philosophy distinguishes ourselves from traditional restaurants and other food service competitors. Our brands include Teppanyaki Mihara Goten, Sukiyaki Nakagawa, Takumi Mixology Salon and Nadagogo Yakitori Izakaya. Company Overview and Our Brands Japanese Sukiyaki 4 Japanese Cocktail Bar Japanese Izakaya Japanese Teppanyaki

Teppanyaki Mihara Goten is a composite Japanese restaurant in Causeway Bay, a popular shopping district and tourism spot in Hong Kong with three seating areas offering teppanyaki, sukiyaki and cocktail bar and lounge at customers’ choice. The teppanyaki section under the brand name of “Teppanyaki Mihara Goten” provides an intimate teppanyaki dining experience, where chefs prepare seasonal dishes with precision in front of guests, emphasizing craftsmanship and personalization. The gross floor area of Teppanyaki Mihara Goten is approximately 210 sq. m., with an approximate seating capacity of 53 persons. “Teppanyaki Mihara Goten” achieved Tatler Dining Awards in 2023 and 2024 and in 2025, it was named as a “Michelin selected” restaurant in the MICHELIN Guide Hong Kong & Macau 2025. Teppanyaki Mihara Goten 5

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The sukiyaki section under the brand name of “Sukiyaki Nakagawa” specializes in traditional Japanese sukiyaki, offering a refined hotpot experience with premium ingredients and attentive tableside service in an elegant setting. Sukiyaki Nakagawa 7

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The cocktail bar and lounge section under the brand name of “Takumi Mixology Salon” is a boutique cocktail bar and lounge focusing on handcrafted mixology and tailor - made small plates. Designed for a high - end clientele, it offers a personalized bar experience in an intimate setting. In 2025, “Takumi Mixology Salon” was recognized as one of South China Morning Post 100 Top Tables 2025. Takumi Mixology Salon 9

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Nadagogo Yakitori Izakaya is a full - service Japanese restaurant in Wan Chai, a traditional business district in Hong Kong offering a wide - ranging menu, including à la carte items, tempura, and lunch sets, in a spacious indoor - outdoor environment catering to casual and social dining. The gross floor area of Nadagogo Yakitori Izakaya is approximately 90 sq. m., with an approximate seating capacity of 48 persons. Nadagogo 11

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Our Competitive Strengths We Operate a “Michelin Selected” Restaurant and Have Received a Number of Awards and Recognitions We Provide Genuine, Welcoming and Immersive Japanese Dining Experience of Fine Quality We Are Located at Prime Locations in Central Business Districts We Have Established and Stable Relationship with Our Suppliers 13 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Our Growth Strategies Foster Brand Awareness and Image Through Different Marketing Initiatives Develop New Business Lines for Diversification Pursue Selective Strategic Investments, Relationships and Acquisition Opportunities Focus on Growth and Expansion into Local and New Markets 14 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Use of Proceeds Note: Currently, we have not identified any target to pursue such acquisitions. We aim to identify suitable targets, such as raw material suppliers, other restaurant chains, food commentator platforms and other media companies. 15 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Approximately 30.1%, or $1,272,349 For repayment of existing loans owed to our Controlling Shareholders, related parties and non - controlling interests of our Subsidiaries Approximately 25.0%, or $1,057,482 For expanding our restaurant network in Hong Kong and across the globe Approximately 30.0%, or $1,268,979 For potential mergers and acquisitions in the future (Note) Approximately 14.9%, or $631,119 For working capital and other general corporate purposes

Our Board of Directors and Management Lon Ronald Chiu (“Mr. Chiu”) Chairman of the Board and Non - executive Director Mr. Chiu has been the chairman of the Board and a non - executive director since inception. Mr. Chiu has over 15 years of experience in equity, real estate and business investment. Mr. Chiu has been the founding partner of Avatar Capital Partners, a real estate investment company based in Tokyo, Japan since 2024. During the period between 2010 and 2021, Mr. Chiu has been serving CLSA Capital Partners, am Asia private equity platform with his latest position as the Country Head of Hong Kong. He also serves as a director of a number of other companies in which he invested in, including Bauhinia Healthcare Holdings Limited, an investment holding company incorporated in Hong Kong. 16 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. David Tat Man So (“Mr. So”) Chief Executive Officer and Executive Director Mr. So has been our chief executive officer and executive director since inception. Mr. So has been a professional member of the Royal Institution of Chartered Surveyors since 2012 and has over 12 years of experience in property investment. Mr. So current serves as an executive director of CCIAM Future Energy Limited, a company listed on the Hong Kong Stock Exchange (stock code 145) since May 2025. During the period between January 2014 and August 2024, he served as successively in China Eco - Farming Limited, a company formerly listed on the Hong Kong Stock Exchange (stock code 8166), with his latest position as an executive director. During the period between April 2014 and December 2016, Mr. So also served as a non - executive director of Chinese Food and Beverage Group Limited, a company formerly listed on the Hong Stock Exchange (stock code 8272). During the period between July 2012 and December 2013, he served as an executive director in Shenzhen Seton Investment Company Limited. During the period between July 2008 and June 2012, he successively served in Savills (Hong Kong) Limited with his latest position as an investment department manager. Lai To Tsui (“Mr. Tsui”) Chief Financial Officer and Executive Director Mr. Tsui has been our chief financial officer and executive director since inception. He is a Certified Public Accountant, or CPA, in Hong Kong since 2014. Prior to the joining of our Company, Mr. Tsui served as a financial controller and finance director in Pong Group, a food and beverage operator in Hong Kong since February 2021. During the period between December 2019 and December 2020, between November 2019 and December 2019, and between July 2015 and November 2019, he successively served as a finance manager in Human Health Holding Limited, a company listed on the Hong Kong Stock Exchange (stock code 1419), in Bless International Group Limited and in Li Bao Ge Group Limited, a company listed on the Hong Kong Stock Exchange (stock code 1869), respectively. During the period between October 2020 and July 2015, he served Ting Ho Kwan & Chan CPA Limited with his last position as an assistance supervisor (assurance).

Our Board of Directors and Management Chung Yan Linda Ng (“Ms. Ng”) Independent Director Nominee and Chair of Audit Committee, Compensation Committee and the Nominating and Corporate Governance Committee Ms. Ng is a Certified Public Accountant, or CPA, in Hong Kong since 2005, an fellow member of The Association of Charted Certified Accountants since 2005, an associate member of The Taxation Institute of Hong Kong since 2010 and an full member of CPA Australia since 2017. She has over 20 years of experience in providing accounting and auditing services as well as tax advisory services. Ms. Ng current serves as a director in Linda C.Y. Ng (CPA) Limited (previously known as Tseung & Ng (CPA) Limited), a director in Maxi Strategy Limited and a manager in Maxi - Solution Accounting & Taxation Limited since July 2012, April 2017 and October 2005, respectively. During the period between January 2008 and June 2012, she was the sole proprietor of Linda C.Y. Ng & Co. During the period between October 2002 and September 2005, Ms. Ng served as an accounting manager in Futurelink Limited. During the period between September 2000 and October 2002 and between June 1997 and August 2000, she successively served as an audit senior in Ernst & Young and Charles Mar Fan & Co., respectively. Ka Wing Tong (“Ms. Tong”) Independent Director Nominee Ms. Tong served successively with FDB Holdings Limited, a company listed on the Hong Kong Stock Exchange (Stock Code 1826) and its associated company FDB Assets Limited, with her last position as a corporate strategy and development manager, during the period between October 2019 and July 2025. She currently serves as a director of FDB Property Agency Limited since December 2021 and the independent director of Monkey Tree Investment Limited, a U.S. public company. During the period between May 2017 and October 2019, Ms. Tong served as a branding officer of GT Land Holdings Limited. During the period between October 2015 and May 2017, Ms. Tong served as an advertisement executive of MingPao Newspaper Limited. 17 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Wang Ho Tin (“Mr. Tin”) Independent Director Nominee Mr. Tin has over 10 years of experience in corporate strategy and management. Mr. Tin has been an independent director of Intelligent Living Application Group, a public company listed on Nasdaq (Stock Symbol: ILAG) since July 2023. During the period between February 2022 and August 2024, he served as the chairman and executive director in China Eco - Farming Limited, a company formerly listed on the Hong Kong Stock Exchange (stock code 8166). During the period between August 2020 and April 2022, Mr. Tin served as an executive director in InvesTech Holdings Limited, a company listed on the Hong Kong Stock Exchange (stock code 1087). During the period between November 2018 and April 2022, he served as a director in Blue Sky Solar Energy Management Limited. During the period between November 2016 and June 2019, Mr. Tin served as an executive director of CEFC Hong Kong Financial Investment Company Limited, a company listed on the Hong Kong Stock Exchange (stock code 1520). During the period between October 2013 and June 2016, he served as a manager in FT Corporate Strategy Limited. During the period between August 2011 and October 2013, Mr. Tin served as a paralegal in P.C. Woo & Co., Solicitors.

Financial Highlights Selected Profit and Loss Items: Years ended April 30 (Audited) 2024 2025 US$ US$ 1,804,648 5,176,441 Revenues (1,671,646) (3,454,706) Cost of revenues 133,002 1,721,735 Gross profit (676,368) (750,449) Operating expenses (543,366) 971,286 Income/(expenses) from operations (444,873) 854,150 Net income/(loss) 7.4% 33.3% Gross Profit Margin 18 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Financial Highlights Selected Balance Sheet Items: As of April 30 (Audited) 2024 2025 US$ US$ ASSETS 953,328 1,315,511 Non - current assets 114,781 849,901 Current assets 1,068,109 2,165,412 TOTAL ASSETS LIABILITIES 312,721 382,920 Non - current liabilities 1,247,189 1,489,299 Current liabilities 1,559,910 1,872,219 TOTAL LIABILITIES (491,801) 293,193 Total equity/(deficit) 19 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Contact Issuer Underwriters CSC Collective Holdings Limited 3/F, Cubus, 1 Hoi Ping Road, Causeway Bay, Hong Kong Tel: +852 2779 7328 Email: ir@csccollective.com Craft Capital Management LLC* 377 Oak St, Lower Concourse, Garden City, NY 11530 Email: info@craftcm.com Revere Securities LLC 560 Lexington Avenue – 16 th Floor New York, NY 10022 Email: syndicate@reveresecurities.com *Lead underwriter 20 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.